UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-00368

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HESS CORPORATION EMPLOYEES' SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Chevron Corporation
1400 Smith Street
Houston, TX 77002

HESS CORPORATION EMPLOYEES' SAVINGS PLAN
TABLE OF CONTENTS

Page
Number
Reports of Independent Registered Public Accounting Firms	1
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	4
Notes to Financial Statements	5

Exhibit Index	10
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm
Signatures	11

Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of the Hess Corporation Employees’ Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Hess Corporation Employees’ Savings Plan (the “Plan”) as of December 31, 2025, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/WithumSmith+Brown, PC

We have served as the auditor of the Plan since 2026.

Whippany, New Jersey
June 24, 2026
PCAOB ID Number 100

Report of Independent Registered Public Accounting Firm

Plan Administrator and
Participants in the Hess Corporation Employees’ Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Hess Corporation Employees’ Savings Plan (the Plan) as of December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Plan’s auditor from 1973 to 2026.
Houston, Texas
June 4, 2025

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Investments, at fair value:
Investment securities	$—	$948,419,046
Hess Corporation common stock fund	—	167,316,698
Total investments	—	1,115,735,744

Employer contribution receivable	—	38,589
Notes receivable from participants	—	6,717,209
Other receivables	—	124,839
Total assets	—	1,122,616,381
Other liabilities	—	(3,415)
Total net assets available for benefits	$—	$1,122,612,966

See accompanying notes to financial statements.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2025
Investment income
Net appreciation in fair value of investments	$130,214,354
Interest and dividends	48,000,966
178,215,320
Employee contributions	33,927,783
Employer contributions	29,622,982
Rollovers from other plans	2,714,686
Interest income on notes receivable from participants	470,662
Benefit payments	(206,094,746)
Administrative expenses	(122,790)
Transfer of assets to Chevron Employee Savings Investment Plan	(1,161,346,863)
Net decrease in net assets available for benefits	(1,122,612,966)
Total net assets available for benefits at beginning of year	1,122,612,966
Total net assets available for benefits at end of year	$—

See accompanying notes to financial statements.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Description of the Plan

The following description of the Hess Corporation Employees’ Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General. The Plan is a defined contribution plan covering all eligible United States (U.S.) payroll employees of Hess Corporation and its wholly owned subsidiaries (collectively referred to as the Company or Hess). Employees are eligible to enroll in the Plan upon hire. Participating eligible employees have an immediate, non-forfeitable right to employer matching contributions made on or after January 1, 2002. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Acquisition. On October 22, 2023, Chevron Corporation (Chevron) and the Company entered into an Agreement and Plan of Merger (the Merger Agreement) by and among Chevron, Yankee Merger Sub Inc., a direct, wholly owned subsidiary of Chevron (Merger Subsidiary), and the Company, pursuant to which, effective as of July 18, 2025, Merger Subsidiary merged with and into Hess (the Merger), with Hess continuing as the surviving corporation and a direct, wholly owned subsidiary of Chevron. Pursuant to the Merger Agreement, Chevron assumed management of the Plan and acquired all of the outstanding shares of the Company in exchange for 1.0250 shares of Chevron common stock for each share of Company common stock.

From January 1, 2025 through July 17, 2025, the Hess Corporation Employee Benefits Plan Committee was the Plan administrator. Effective as of the Merger, Chevron is the Plan administrator. Fidelity Management Trust Company (Trustee) is the Plan’s trustee, and Fidelity Workplace Services LLC is the Plan’s recordkeeper.

Plan Merger. Effective December 31, 2025, the Plan was merged into the Chevron Employee Savings Investment Plan (the Plan Merger). As a result of the Plan Merger, all assets and liabilities of the Plan were transferred to the Chevron Employee Savings Investment Plan (Chevron ESIP). Net assets transferred in connection with the merger, effective December 31, 2025, totaled $1,161,346,863.

Effective December 31, 2025, Plan participants obtained the right to participate and accrue benefits in the Chevron ESIP, with no reduction to participants’ accrued, vested Plan benefits. Amounts held in former Hess matching contribution accounts remain fully vested following the transfer. Participant account balances were transferred to corresponding accounts maintained under the Chevron ESIP.

Contributions. Each participating employee may contribute from 1% to 50% of their eligible compensation on a before-tax, Roth, or after-tax basis to the Plan. Newly hired or rehired employees who do not opt out or elect to contribute a different rate of eligible compensation within a 30-day period are automatically enrolled in the Plan at a before-tax contribution rate of 6% of eligible compensation. The Company makes matching contributions equal to 133% of employee contributions that do not exceed 6% of eligible compensation. Total contributions made by employees on a before-tax basis and as Roth contributions are subject to IRS annual limits (2025: $23,500). Total contributions, including before-tax, Roth, and after-tax employee contributions, and employer matching contributions, are subject to the lesser of the IRS annual limit (2025: $70,000) or 100% of the annual compensation of the employee. At the election of each participating employee, individual contributions and the employer matching contributions are invested in one or more of the Plan’s available investment securities with varying investment objectives, or in the Hess Corporation common stock fund until July 17, 2025, and thereafter Chevron common stock.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Description of the Plan (Continued)

In the year an employee reaches age 50, and all years thereafter, an employee is eligible to make an additional before-tax or Roth “catch-up” contribution to the Plan that is not eligible for matching employer contributions. Effective January 1, 2025, the Company amended the Plan to allow employees who attained the ages 60 – 63 during the plan year to make additional catch up contributions up to $11,250 pursuant to Section 109 of the Secure Act 2.0.

Vesting. Participants are immediately fully vested in their contributions, the employer’s matching contributions, and earnings on investments.

Participant Accounts. Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and the Plan’s investment earnings. Contributions are invested in the Plan’s funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed. Participant accounts are valued daily. Allocations of net investment earnings/losses are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants. Participants may borrow from their account balance, including amounts contributed by the Company, a minimum of $500 up to a maximum of $50,000. Participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant’s account balance. The participant’s account balance serves as collateral for the loans. There are no allowances for credit losses on participant loans. Loans are repaid by participants in equal installments over a period of not more than five years, or not more than thirty years if borrowed for the purpose of acquiring a principal residence. Interest on loans is charged at a rate of 1% above the prime rate determined at the time the loan is made. A loan set-up fee of $50 is charged to participants when they borrow from the Plan. If a participant terminates employment with the Company, they may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid, it will automatically be treated as a distribution to the participant.

Rollovers from Other Plans. Employees may deposit an eligible rollover distribution made by another employer-sponsored qualified plan or from an individual retirement account whose assets were derived solely from the rollover from another qualified plan. Rollovers are accepted in cash only and are invested according to the participant’s current fund elections for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

Benefit Payment / Distribution. Upon a withdrawal or distribution, the market value of a participant's investments in the Plan’s investment securities, reduced for any outstanding loan balances, is paid in cash. The participant's investments in the Hess Corporation common stock fund are distributed either in shares of common stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.

Participants who have attained age 59½ are permitted to make voluntary complete or partial withdrawals from before-tax and Roth contributions. Participants under age 59½ are generally not eligible to make such withdrawals, except in the case of hardship. For active employees under age 59½, only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal, excluding hardship withdrawals and rollover contributions.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Description of the Plan (Continued)

Terminated employees may withdraw their entire balance at any time, except for balances of $1,000 or less, which are automatically distributed in a lump sum upon termination of employment. Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity, or a qualified plan of another employer. Distributions from the Plan that are not rolled over are generally subject to federal income tax withholding at 20% and may be subject to an additional 10% early withdrawal tax.

Expenses. The Plan’s expenses represent costs to administer the Plan and include recordkeeping, legal and accounting services. Administrative fees related to participant-directed transactions such as employee loans and certain investment fund redemptions are charged directly to participant accounts. Expenses that are paid by the Company are excluded from these financial statements.

Party-in-interest. Funds that qualify as party-in-interest transactions include shares in the money market fund managed by the Trustee and the Hess Corporation common stock fund (until July 17, 2025, and thereafter Chevron common stock). Notes receivable from participants also qualify as party-in-interest transactions.

Total net assets invested in Chevron common stock as of December 31, 2025, and in the Hess Corporation common stock fund as of December 31, 2024, were $0 and $167,316,698, respectively. Total net assets invested in Fidelity funds were $0 and $1,517,738 as of December 31, 2025 and December 31, 2024, respectively.

All of these transactions are exempt from ERISA’s prohibited transaction rules.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting. The accompanying financial statements for the Plan have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) on the accrual basis of accounting.

Valuation of Investments. The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820, Fair Value Measurement (ASC 820). Investment securities at December 31, 2024 are comprised of mutual funds that are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. These mutual funds are registered with the U.S. Securities and Exchange Commission and are required to publish their daily net asset value and to transact at that price. Investments traded on national securities exchanges are valued at closing prices on the last business day of the year. See Note 3, Fair Value Measurements.

Sale of Investments. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation/depreciation in the fair value of investments includes gains and losses realized on investments bought and sold, as well as changes in the fair value of investments held during the year. Gains or losses on sales of the Hess Corporation common stock, the Chevron Corporation common stock and investment securities in the Plan are based on average cost.

Interest and Dividend Income. Interest and dividend income are recorded in participant accounts as earned. Dividends are recorded on the ex-dividend date.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Notes Receivable from Participants. Notes receivable from participants are stated at their outstanding principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are reclassified as a distribution based upon the terms of the Plan document.

Benefit Payments. Distributions of benefits to participants are recorded when paid.

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan invests in various investment securities and in Hess Corporation common stock until July 18, 2025, when Hess Corporation common stock converted into Chevron Corporation common stock. Investment securities are exposed to various risks, such as overall market volatility, commodity prices, interest rates, foreign exchange rates, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

NOTE 3 - Fair Value Measurements

The provisions of ASC 820 establish a hierarchy for the inputs used to measure fair value based on the source of the input, which generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using related market data (Level 3). Measurements derived indirectly from observable inputs or from quoted prices from markets that are less liquid are considered Level 2. Multiple inputs may be used to measure fair value; however, the level of fair value for each financial asset presented below is based on the lowest level of any significant input.

The following table provides the fair value hierarchy of the Plan’s financial assets:

	Level 1	Level 2	Level 3	Total
December 31, 2025 (1)
Mutual funds	$—	$—	$—	$—
Chevron common stock	—	—	—	—
Total assets at fair value	$—	$—	$—	$—

December 31, 2024
Mutual funds	$948,419,046	$—	$—	$948,419,046
Hess Corporation common stock fund	167,316,698	—	—	167,316,698
Total assets at fair value	$1,115,735,744	$—	$—	$1,115,735,744

(1) Investment fair value is zero as a result of the Plan Merger.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Prior to the Merger, Hess Corporation common stock values were based on the closing market price on the NYSE, which was the primary exchange on which the stock was traded.

NOTE 4 – Tax Status

The Plan received its most recent determination letter from the Internal Revenue Service (the IRS) dated January 9, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the Plan is exempt from taxation. The Plan was amended and restated subsequent to the receipt of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code, and therefore believes the Plan is qualified and remains tax exempt under the Code.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken. The Plan is subject to routine audits by regulatory authorities; however, there are currently no open audits for any tax periods.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1*	Consent of WithumSmith+Brown, PC Independent Registered Public Accounting Firm
23.2*	Consent of Ernst & Young LLP Independent Registered Public Accounting Firm
* Filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 24, 2026

HESS CORPORATION EMPLOYEES' SAVINGS PLAN

By:	Chevron Corporation, Plan Administrator

By:	/s/ Rose Z. Pierson
Rose Z. Pierson Assistant Secretary, Chevron Corporation